Evolving

Gold

Corporation

September 16, 2004

Attention: Mr. Jody Dahrouge, B. Sc., P.Geol

Re:  Murray Property work commitments

Dear Jody,

As per our conversation, I 'would like to confirm the following new commitments in regards to the Murray Property agreement

1.

The overall exploration commitment shall remain at $250,000

2.

The first year commitment be change from $50,000 on or before Julyl 22, 2004  TO

$15,000 on or before November 1, 2004

3.

The remaining commitments shall be as follows:

$  85,000 on or before July 22, 2005

$150,000 on or before July 22, 2006

Thank you for your support of Evolving Gold Corporation

Sincerely

Warren McInty,re Warren McIntyre Director

Suite 1200 – 1188 West Georgia Street, Vancouver, B.C. Canada V6E 4A2